Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: April 5, 2022

最終更新日：2022年4月5日

コインチェック株式会社

2021年度の月次開示情報（速報）について

*English is below

2021年度の月次開示情報（速報）を下記のとおりお知らせいたします。なお、本資料記載の数値は速報値であり、今後、修正となる可能性があります。

	単位	2021年 4月	2021年 5月	2021年 6月	2021年 7月	2021年 8月	2021年 9月
取引所暗号資産 売買代金	百万円	523,215	809,848	482,483	286,323	453,357	445,137
販売所暗号資産 売買代金	百万円	133,741	109,128	29,854	21,912	38,017	54,511
預かり資産	百万円	539,498	386,745	329,345	398,978	489,478	444,547
本人確認済口座数	−	1,269,237	1,327,832	1,354,927	1,377,177	1,401,283	1,430,308

	単位	2021年 10月	2021年 11月	2021年 12月	2022年 1月	2022年 2月	2022年 3月
取引所暗号資産 売買代金	百万円	619,845	492,229	366,859	267,775	267,740	323,390
販売所暗号資産 売買代金	百万円	40,573	45,579	28,536	23,608	17,921	25,047
預かり資産	百万円	553,125	544,058	441,362	357,550	380,693	474,835
本人確認済口座数	−	1,462,911	1,508,553	1,534,173	1,568,892	1594,032	1,620,025

（注）預かり資産および本人確認済口座数は月末時点の数値です

（注）2022年1月分の速報値発表時に、売買代金の算定方法（換算レートの取得タイミング）を見直し、より実勢の数値を反映する算定方法に変更いたしました。尚、2020年4月分～2021年12月分の過去実績も本算定方法に基づき、遡及修正しております

April 5th, 2022

Coincheck, Inc.

Monthly Disclosure of Subsidiaries

Today we reported the following preliminary monthly disclosure information for the fiscal year ended March 31, 2022. The preliminary numbers in the tables below may be updated in the future.

	Apr. 2021	May. 2021	Jun. 2021	Jul. 2021	Aug. 2021	Sep. 2021
Exchange Trading Value (Million yen)	523,215	809,848	482,483	286,323	453,357	445,137
Market-place Trading Value (Million yen)	133,741	109,128	29,854	21,912	38,017	54,511
Client Assets (Million yen)	539,498	386,745	329,345	398,978	489,478	444,547
Number of Verified Accounts	1,269,237	1,327,832	1,354,927	1,377,177	1,401,283	1,430,308

	Oct. 2021	Nov. 2021	Dec. 2021	Jan. 2022	Feb. 2022	Mar. 2022
Exchange Trading Value (Million yen)	619,845	492,229	366,859	267,775	267,740	323,390
Market-place Trading Value (Million yen)	40,573	45,579	28,536	23,608	17,921	25,047
Client Assets (Million yen)	553,125	544,058	441,362	357,550	380,693	474,835
Number of Verified Accounts	1,462,911	1,508,553	1,534,173	1,568,892	1594,032	1,620,025

Note:

1. Client Assets and Number of Verified Accounts are as of the end of each month.

2. At the time of the business metrics disclosure for the month of January 2022, we reviewed and changed our calculation method of monthly trading value to better reflect the actual business performance. Previously disclosed figures in the table above from April 2020 to December 2021 have been modified based on the new method accordingly.